Exhibit 99.2

(2)       As further described in the Prior Filing, in June 2010, certain of the limited partners (the “Management Limited Partners”) of VP Management exchanged an aggregate of 28,699 limited partnership units of VP Management (the “LP Units”) held by such Management Limited Partners for 28,699 shares of common stock of Verso Paper Corp. (the “Issuer”).  The Prior Filing incorrectly reported an exchange of 49,472 LP Units for 49,472 shares of common stock of the Issuer.  Following the exchange of the 28,699 LP Units by the Management Limited Partners, VP Management holds of record 36,568,241 shares of common stock of the Issuer.  See the Prior Filing for information regarding beneficial ownership of the shares.